Exhibit 99.1

Sundial and Vir Pharmaceuticals Sign Medical Cannabis Supply Agreement for Australian Chronic Pain Clinical Studies

CALGARY and SYDNEY, Jan. 9, 2020 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial"), a Canadian licensed cannabis producer and Vir Pharma Holdings Pty Ltd. ("Vir Pharma"), an Australian importer and manufacturer of medical cannabis, today announced a three-year agreement (the "Agreement") where Sundial will supply medical cannabis oil for Vir Pharma's unique oral formulation for chronic pain that will be used for sales and clinical studies in Australia.

Vir Pharma's clinical studies contribute to the development of a proprietary cannabis-based prescription drug for Therapeutic Goods Administration (TGA) approval called Virabis. The drug is intended to treat chronic pain, providing patients with an alternative to current opioid-based treatments.

"This is a significant announcement for Sundial and our Heal (medical) business as it will lead to our first global exports and entry into Australian markets," said Brian Harriman, Chief Operating Officer of Sundial. "We're excited to be working with a leading company such as Vir Pharma to provide Australian patients with high-quality, cannabis-based therapies."

Pursuant to the Agreement, Sundial will work with Vir Pharma to develop a cannabis oil blend focused on chronic pain, which will be marketed under Vir Pharma's brand name, Virabis.

"At Vir Pharma, we believe that full spectrum cannabis medicines could be a useful second line therapy to reduce opiate consumption and enhance the lives of people living in chronic pain," said Joel Hardy, CEO. "This agreement provides us a high-quality and consistent supply of GMP cannabis oil that allows us to guarantee a quality supply chain of materials to create products for sale in Australia and to conduct a clinical development program."

The relationship between Sundial and Vir Pharma will enable shared learnings and capabilities, allowing both parties to leverage each other's expertise and opening the door to developing innovative medical cannabis therapies moving forward.

Sundial expects to export the first shipment of cannabis oil to Vir Pharma before the end of April 2020.

About Sundial Growers Inc.

Sundial proudly crafts pioneering cannabis brands to Heal, Help and Play:

  Heal - cannabis products used as prescription medicine
  Help - cannabis products that strive to promote health and wellness through CBD
  Play - cannabis products to enhance social, spiritual and recreational occasions

Sundial has facilities in Canada and the United Kingdom and provides quality and consistent products consumers can trust.

In Canada, we grow 'craft-at-scale' cannabis using purpose-built modular facilities and award-winning genetics. Sundial's flagship production facility is located in Olds, Alberta with a second facility in Rocky View, Alberta. We have commenced construction of our next purpose-built facility in Merritt, British Columbia.

In the United Kingdom, we grow high-quality traceable plants, including hemp, ornamental flowers and edible herbs, in over 1.5 million square feet of state-of-the-art environmentally friendly, indoor facilities. Bridge Farm has three facilities in Spalding with another currently under construction.

We employ over 1,000 employees globally, full-time and seasonal, bringing economic benefits to the local communities in which we operate.

For more information about Sundial, visit www.sndlgroup.com and follow us on Twitter @SundialCannabis, Instagram @SundialCannabis, LinkedIn @SundialCannabis and Facebook @SundialCommunity.

About VIR Pharmaceuticals

Vir Pharma is an Australian owned licenced importer and manufacturer of medical cannabis. We've set out to cultivate natural, full spectrum medicines that include the whole plant to enhance the lives of people living in chronic pain.

Our board consists of experienced pharmaceutical and nutraceutical executives that have worked and sold high quality pharma grade products throughout the world.

We focus on genetics grown under Australian conditions through tissue culture propagation, a method which delivers a consistent, natural product, free from pests and chemical dependencies.

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/January2020/09/c2417.html

%CIK: 0001766600

For further information: Media Contact: Sophie Pilon, Corporate Communications Manager, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com; Media Contact: Simon Harvey CFO, E: Sharvey@virpharmaceuticals.com.au

CO: Sundial Growers Inc.

CNW 08:00e 09-JAN-20